UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 14)*

Premier Exhibitions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74051E102
(CUSIP Number)

Samuel S. Weiser
Sellers Capital LLC
311 S Wacker Dr., Ste 925
Chicago, IL 60606
(312) 775-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	Page 2 of 10

1.	Names of Reporting Persons Sellers Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares	7.	Sole Voting Power 0
Beneficially
Owned By Each	8.	Shared Voting Power 6,003,399
Reporting
Person With	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,003,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,003,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
19.9% as of July 9, 2009 (based on 30,198,966 shares of Common Stock outstanding, per Form 10K/A dated June 29, 2009).

14.	Type of Reporting Person (See Instructions)
IA/OO

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 3 of 10

1.	Names of Reporting Persons Sellers Capital Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares	7.	Sole Voting Power 0
Beneficially
Owned By Each	8.	Shared Voting Power 6,003,399
Reporting
Person With	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,003,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,003,399

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% as of July 9, 2009 (based on 30,198,966 shares of Common Stock outstanding, per Form 10K/A dated June 29, 2009).

14.	Type of Reporting Person (See Instructions) IV

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 4 of 10

1.	Names of Reporting Persons Mark A. Sellers

2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.*
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares	7.	Sole Voting Power 0
Beneficially
Owned By Each	8.	Shared Voting Power 6,003,399
Reporting
Person With	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,003,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,003,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% as of July 9, 2009 (based on 30,198,966 shares of Common Stock outstanding, per Form 10K/A dated June 29, 2009).

14.	Type of Reporting Person (See Instructions) IN/HC

* Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 5 of 10

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 14”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on July 8, 2009 (“Amendment 13”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”).  Any capitalized terms used and not defined in this Amendment 14 shall have the meanings set forth in Amendment 13, previous amendments and/or the original Schedule 13D to which this Amendment 14 relates.  Only those items that are hereby reported are amended; all other items remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate consideration paid for the shares of Common Stock purchased in the transaction described in Item 4 of this Schedule 13D was approximately $752,500, which came from the working capital of SCMF.

Item 4.	Purpose of Transaction

On July 9, 2009, SCMF purchased 1,075,000 shares of the Issuer’s common stock at a purchase price of $.70 per share.  The transaction was effected in the over-the-counter market and reported via the FINRA/NASDAQ Trade Reporting Facility.  SCMF acquired the shares of Common Stock for investment purposes in the ordinary course of its business.  Although the Reporting Persons have no present intention of acquiring any additional securities of the Issuer, other than as reported herein, the Reporting Persons intend to regularly review their investment in the Issuer and, based on such review and such other factors including, but not limited to, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions, the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securities of the Issuer, or sell some or all of their shares of Common Stock, on the open market, in privately negotiated transactions or otherwise, or engage in other transactions with respect to the Issuer and/or the securities of the Issuer.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) SCMF is the direct beneficial owner and Sellers Capital LLC (“SC”) and Mark A. Sellers are the indirect beneficial owners of 6,003,399 shares of Common Stock, representing approximately 19.9 percent of the outstanding shares, based on 30,198,966 shares of Common Stock outstanding as stated in the Issuer’s Form 10K/A dated June 29, 2009.

(b) Each of the Reporting Persons has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 6,003,399 shares of Common Stock.

(c) Other than the transaction referenced in Items 3 and 4 of this Amendment 14, there have been no other transactions in the Common Stock by the Reporting Persons since their filing of Amendment 13 on July 8, 2009.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 74051E102	Page 6 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 3, 4 and 5 are incorporated in this Item 6 by reference as if fully set forth herein.  Except for the matters discussed in this Amendment 14, in previous amendments and/or the original Schedule 13D to which this Amendment 14 relates, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1:  Amended Joint Filing Agreement, dated as of July 10, 2009, among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of July, 2009.

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer

Sellers Capital Master Fund, Ltd.

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers